[LOGO]


                   AZTECA AMERICA ANNOUNCES THE ADDITION OF
                      FOUR NEW AFFILIATES IN KEY US MARKETS

          - San Diego and Monterey-Salinas, CA; Oklahoma City, OK; and Naples-Ft. Myers, FL Increase Coverage to 60% -


FOR IMMEDIATE RELEASE
---------------------


MEXICO CITY, MAY 12, 2003--TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America, the company's wholly owned broadcasting network focused on the U.S. Hispanic market, has increased its coverage by adding four new affiliates in San Diego and Monterey-Salinas, CA; Oklahoma City, OK; and Naples-Ft. Myers, FL. The additions increase the network's coverage to 24 markets, representing 60% coverage of US Hispanic households.

With the addition of KZDF / Channel 41 in San Diego and KMCE / Channel 52 in Monterey-Salinas; Azteca America now covers nine markets in the state of California. Also, the addition of the San Diego market means that Azteca America now has a presence in 10 of the 15 most important Hispanic markets. WTPH / Channel 14 in Naples-Ft. Myers marks the fourth affiliate in the state of Florida, while KOHC-TV / Channel 38 in Oklahoma City is Azteca America's first affiliate in the state.

"We are thrilled to have achieved the 60% coverage milestone, but just as significant is the actual quality of affiliates that we are welcoming into the Azteca America family," said Luis J. Echarte, president and CEO of Azteca America. "As we continue to grow our distribution network, we are encouraged by every new station's commitment to the Azteca America name, not to mention their interest in providing the best possible viewing experience for our audience. Content and coverage are the two major components of a successful network equation and the results on these two fronts so far have been encouraging."

Azteca America
60% Coverage
Page 2 of 2


Azteca America will be holding its first upfront event on Tuesday, May the 13th, in New York City's Metropolitan Pavilion. In addition, Azteca America also announced that cable carriage has commenced at its Palm Springs, CA; and Las Vegas, NV affiliates on channels 19 and 63, respectively.

The four new affiliates are added to Azteca America's 20 existing markets, including Los Angeles, New York, Miami, Houston, San Antonio, San Francisco-Oakland-San Jose, Albuquerque, Fresno-Visalia, Sacramento-Stockton-Modesto, Orlando, Austin, Las Vegas, Bakersfield, West Palm Beach-Ft. Pierce, Salt Lake City, Santa Barbara, Palm Springs, Wichita, Reno and Victoria.

COMPANY PROFILE
---------------

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:



            Bruno Rangel                              Omar Avila
           5255 3099 9167                           5255 3099 0041
      jrangelk@tvazteca.com.mx                  oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

                                 In Los Angeles

                          Carmen Lawrence or Sonia Pena
                                 Weber Shandwick
                                 310-407-6570 or
                                  310-407-6589
             clawrence@webershandwick.com, spena@webershandwick.com
              ---------------------------- ------------------------


                                 In Mexico City

                        Daniel McCosh or Tristan Canales
                             (011)5255-3099-0059 or
                                 5255-3099-1441
                dmccosh@tvazteca.com.mx, tcanales@tvazteca.com.mx
                -----------------------  ------------------------